EDP – Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

Lisbon, Portugal 1250-162

February 21, 2007

VIA EDGAR

Mr. Michael Moran

Branch Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	EDP – Energias de Portugal, S.A.
Form 20-F for the year ended December 31, 2005
Filed July 14, 2006
File No. 1-14648

Dear Mr. Moran:

Set forth below are the responses of EDP – Energias de Portugal, S.A. (“EDP” or the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated December 29, 2006 regarding the Company’s Form 20-F for the year ended December 31, 2005. The Staff’s comments, indicated by bold, are followed by the responses of the Company. Page references below are to the Form 20-F filed by the Company on July 14, 2006.

Item 5.	Operating and Financial Review and Prospects, page 99

1.	Please note the requirement to disclose in a separately captioned section any off balance sheet arrangements that the company may have which would affect its financial condition. Please see the instructions to Item 5.E of Form 20-F.

The Group (as defined herein) has not entered into any transactions or arrangements which have given rise to off-balance sheet obligations, other than those disclosed in Part III Financial Statements, note 39-Commitments (F-52), Item 5. Operating and Financial Review and Prospects-Purchase obligations in the Tabular Disclosure of Contractual Obligations (page 118) and Employee stock options as presented in note 40 (F-53).

In the course of its business EDP and its subsidiaries grant certain guarantees to third parties. These guarantees are given to ensure the performance of contractual obligations by EDP or its subsidiaries in the normal course of business. On page F-52 and F-53, the disclosures of these commitments are presented in accordance with their nature.

Contractual and commercial obligations, presented on page 118, are mainly agreements and commitments that in the ordinary course of business are necessary to carry on the Group’s activities, such as supply of fuel or energy, which are satisfied through the delivery of physical goods or services, payment obligations in relation to personnel restructuring

U.S. Securities and Exchange Commission

February 21, 2007

programs that occurred in previous years, as well as payment responsibilities related to pension and medical care benefits, which are accounted as provisions on the Group’s balance sheet.

EDP approved two stock option plans for senior management and directors. Under the 1999 option plan for members of the Board of Directors, EDP may grant options for up to 2,450,000 ordinary shares. Under the other plan for the members of the Boards of Directors of the Group subsidiaries and management, EDP may grant options up to 16,250,000 ordinary shares, as disclosed in note 40 (F-53).

Revenue Recognition, page 105

2.	Please explain to us and prospectively disclose the amount of unbilled receivables. To the extent there is a material change in unbilled revenues from 2004 to 2005 year end periods, then please explain such change to us.

Unbilled receivables correspond to the amounts not invoiced between the last invoicing cycle and the end of the month and are recorded on the basis of an estimate of actual consumption.

Because the risks and rewards of ownership are transferred when the electricity consumption occurs, and no continuing managerial involvement exists, the corresponding revenue is recognized. The amount of unbilled revenues as of December 31, 2004 and December 31, 2005 was €308 million and €306 million, respectively.

EDP notes the Staff’s comment and will disclose the amount of unbilled receivables in future filings.

Results of Operations, page 107

3.	You disclose that in 2005, you concluded the restructuring of your subsidiary in Brazil, Energias do Brasil, by launching an initial public offering in July 2005, which reduced your shareholding in the company to 62.4%. Please explain how the IPO impacted your basis in the subsidiary. In this regard, please explain if you realized a gain or loss on sale. Note that under US GAAP a company can make the election to account for the gain or loss as an equity transaction or to bring such amount to income, although such election must be consistently applied, and disclosed accordingly. If you recorded a gain, then please ensure that there are no conditions present which could impact your ability to realize the gain. Please see SAB Topic 5H and revise future disclosure.

EDP’s shareholding in EDP Energias do Brasil after the reorganization was reduced from 100% to 62.4%. The referred reorganization of the Brazilian subsidiaries resulted in the roll up of minority interests in the subsidiaries Bandeirante, Enersul and Escelsa to the holding company EDP Energias do Brasil by the acquisition of the minority interests through a capital increase at the holding company level, which was subscribed by the minority interests of the subsidiaries.

U.S. Securities and Exchange Commission

February 21, 2007

As a result of this reorganization, which was based on the fair values of the entities, the net loss of approximately €3 million was booked in earnings. EDP notes the Staff’s comment and will disclose this separately in future filings.

Tabular Disclosure of Contractual Obligations, page 118

4.	Prospectively, include contractual interest payments with respect to your long-term debt in the contractual obligations table. Also, please explain if your disclosure could be enhanced by the inclusion of contractual settlements associated with your derivative contracts.

EDP notes the Staff’s comment and will present the disclosure of contractual interest payments with respect to EDP’s long-term debt in the contractual obligations table as requested in future filings.

The Tabular Disclosure of Contractual Obligations for the long-term debt issued, presented on page 118, could be enhanced by the derivatives portfolio. The contractual settlements of the derivatives portfolio exchange the fixed coupons contractually assigned to the debt to floating rates, which means that the cost of funds is managed based on floating rates. Please see note 38-Derivative financial instruments on F-51 of the consolidated financial statements.

In relation to the derivative contracts, EDP had contracted interest rate swaps and currency interest rate swaps with the intention to hedge the interest and exchange rate risks, mainly related to debt issued at fixed rates. These hedge relationships are recognized under the fair value hedge accounting model. Additionally, the trading derivative portfolio was also contracted by management for the purpose of hedging interest rate risk, but in terms of accounting, those contracts are not treated as hedge instruments, mainly because the hedging relationships do not comply with the requirements of IAS 39 for IFRS purposes or FAS 133 for US GAAP purposes. EDP will revise future filings to include disclosure of contractual settlements associated with derivative contracts.

Item 15.	Controls and Procedures, page 162

5.	We note your disclosure that your chief executive officer and chief financial officer, concluded that your Company’s disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by your Company in reports that you files under the Exchange Act is recorded, processed, summarized and reported as when required. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

U.S. Securities and Exchange Commission

February 21, 2007

EDP notes the Staff’s comment and revises Item 15 as follows (emphasis added to revisions):

“We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective and designed to ensure that material information relating to us would be known to them and that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

EDP will prepare Item 15 in future filings of Form 20-F in accordance with the above.

Notes to the Financial Statements, page F-7

6.	Paragraph 14 of IAS no. 1 indicates that an entity whose financial statements comply with IFRSs shall make an explicit and unreserved statement of such compliance in the notes. Financial statements shall not be described as complying with IFRSs unless they comply with all the requirements of IFRSs. Explain if you are in compliance with all requirements, or discuss the specific reasons for the omission of the statement.

Note 2 .a) Accounting policies, Basis of preparation, page F-8, includes the required explicit and unreserved statement of compliance with IFRSs, by stating that “In accordance with Regulation (EC) no. 1606/2002 of July 19, 2002 from the European Council and Parliament, and its adoption into Portuguese Law through Decree-Law no. 35/2005, of February 17, EDP Group (‘the Group’) is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) from 2005. Therefore, from January 1, 2005 the consolidated financial statements of EDP Group are prepared in accordance with IFRS as adopted for use in the EU.”

U.S. Securities and Exchange Commission

February 21, 2007

It is also mentioned in the same note that “IFRS comprise accounting standards issued by the International Accounting Standards Board (‘IASB’) and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body. These consolidated financial statements for the year ended December 31, 2005 were prepared in accordance with the IFRS effective and adopted for use in the EU until December 31, 2005.” Therefore EDP is in compliance with all of the requirements of IFRS.

Note 14 – Income Tax Expense, page F-22

7.	Please tell us why you have only provided a reconciliation between the statutory rate of taxation and the actual rate of taxation for the most recent period only and not for the prior period.

The reconciliation between the statutory rate of taxation and the actual rate of taxation, under US GAAP, for both current and prior period (2004) is presented on page F-72.

With respect to IFRS, EDP notes the Staff’s comment, and will disclose comparative information in future fillings. The reconciliation between the statutory rate of taxation and the actual rate of taxation for 2004 would have been as follows:

	Dec 2004
	Rate %	Tax Basis Euro ‘000	Tax Euro ‘000
Income tax calculated based on statutory tax rate	27.5%	62,462	17,177
Non-deductible pension costs	-5.7%	-13,003	-3,576
Tax exempt revenue (gains on disposal of investments)	-6.9%	-15,754	-4,332
Tax exempt dividends	-14.5%	-33,030	-9,083
Tax benefits	-18.7%	-42,472	-11,680
Equity method investments	-10.3%	-23,457	-6,451
Foreign tax rate difference	-7.9%	-17,901	-4,923
Changes in previous years estimates	13.1%	29,734	8,177
Other non deductible costs	49.7%	112,952	31,062

Effective tax rate and total income tax	26.2%		16,371

Note 16 – Intangible assets and Goodwill, page F-25

8.	We note that you provide a schedule reconciling movements in intangible assets and goodwill for only the most recent period. Please tell us why you have not provided these disclosures for the prior period. See paragraph 118(e) of IAS 38 and paragraph 75 of IFRS 3.

EDP notes the Staff’s comment, and will disclose comparative information for intangible assets and goodwill in future fillings.

U.S. Securities and Exchange Commission

February 21, 2007

The disclosure for the 2004 movements in goodwill, by business segment, would have been as follows:

	Balance January 1 Euro ‘000	Acquisitions Euro ‘000	Disposals Euro ‘000	Impairment Euro ‘000	Transfers and Regularizations Euro ‘000	Assets held for sale Euro ‘000	Balance December 31 Euro ‘000
Electricity Business	465,485	927,418	—	—	-136,028	—	1,256,875
Gas Distribution Business	244,547	454,526	—	—	—	—	699,073
Telecommunications Business	87,366	—	-17,593	—	9,126	—	78,899
Information Technology Business	61,895	—	-9,903	-32,923	4,058	-23,127	—
Other Businesses	40,221	2,728	-7,524	—	637	—	36,062

	899,514	1,384,672	-35,020	-32,923	-122,207	-23,127	2,070,909

The disclosure for the 2004 movements in intangible assets and the related accumulated amortization and impairment losses, by business segment, would have been as follows:

	Balance January 1 Euro ‘000	Acquisitions Euro ‘000	Disposals Euro ‘000	Perimeter Var. Transfers and Regularizations Euro ‘000	Balance December 31 Euro ‘000
Cost:

Industrial property, other rights and other intangible assets	158,057	25,873	-16,903	97,719	264,746
Intangible assets under development	13,283	9,324	-103	-16,592	5,912
Utilization rights on telecommunications business	40,209	—	—	32,960	73,169
Concession rights in Brazil	835,366	10,571	—	696	846,633

	1,046,915	45,768	-17,006	114,783	1,190,460

	Balance January 1 Euro ‘000	Charge for the Year Euro ‘000	Disposals Euro ‘000	Perimeter Var. Transfers and Regularizations Euro ‘000	Balance December 31 Euro ‘000
Accumulated amortization and impairment losses:

Industrial property, other rights and other intangible assets	48,142	20,013	-5,191	32,436	95,400
Utilization rights on telecommunications business	14,571	8,817	—	10,333	33,721
Concession rights in Brazil	137,445	30,489	—	10	167,944

	200,158	59,319	-5,191	42,779	297,065

9.	We note that there was a €30 million impairment of intangible assets in 2005. In future filings, please ensure that you provide the disclosures required by paragraph 130 of IAS 36. We understand that this particular impairment was relatively minor to your overall operating results. However, it appears that some disclosure would be appropriate.

EDP notes the Staff’s comment and will enhance the disclosure of impairment of intangible assets as requested in future filings, by disclosing for each material impairment loss, the disclosures required by paragraph 130 of IAS 36.

U.S. Securities and Exchange Commission

February 21, 2007

The €30 million impairment of intangible assets in 2005 is briefly explained in Note 11- Net depreciation and amortization expense, page F-22, in which it is disclosed that “during 2005, an impairment loss on utilization rights of optical-fiber on telecommunications business was charged, in the amount of Eur 30 million”.

Note 17. Subsidiary Companies, page F-28

10.	Please explain to us your consideration of Regulation S-X Rule 3-09 in regards to your investment in REN.

EDP has considered the Regulation S-X Rule 3-09 in regards to the investment in REN, and concluded that, for the year ended December 31, 2005:

(i) EDP’s investment in REN does not exceed 20 percent of the total assets of EDP’s consolidated financial statements prepared under US GAAP;

(ii) EDP’s share of income from REN’s income from continuing operations before income taxes does not exceed 20 percent of EDP’s consolidated income from continuing operations before income taxes prepared under US GAAP.

For the year ended December 31, 2004:

(i) EDP’s investment in REN does not exceed 20 percent of the total assets of EDP’s consolidated financial statements prepared under US GAAP;

(ii) EDP’s share of income from REN’s income from continuing operations before income taxes does not exceed 20 percent of EDP’s average income of last five fiscal years from continuing operations before income taxes prepared under US GAAP.

EDP’s 2004 income from continuing operations before income taxes prepared under US GAAP was more than 10% lower than average of last five fiscal years. Therefore, EDP’s average income of last five fiscal years was used for the 2004 computation, in accordance with the computational guidance set forth in the SEC Staff Training Manual, Topic 2 1(D)(1)(a).

Therefore, neither the first nor the third condition set forth in § 210.1.-02(w) of Regulation S-X is met, consequently EDP believes that no separate financial statements of REN are required to be filed (the second test, being the asset test, does not apply to Rule 3-09).

11.	Please tell us why you do not consolidate Iberenergia, S.A.

Iberenergia, S.A., is a dormant company with a share capital of € 60,000. This company had no activity since the date of its constitution and is immaterial (2005: total assets of € 61,000) for EDP consolidated accounts. However, EDP notes the Staff’s comment and this subsidiary will be fully incorporated in the consolidated accounts in future fillings.

U.S. Securities and Exchange Commission

February 21, 2007

Note 38 – Derivative Financial Instruments, page F-51

12.	We note that you have recorded significant losses associated with derivatives held for trading. We also note your disclosures concerning losses related to hedging of risks associated with the value of the CMEC. Please provide disclosures required by paragraphs 31 and 32 of IFRS 7 with respect to your derivatives held for trading. It is not clear from your disclosures how the CMEC functions, why you would obtain a derivative for the CMEC and why there would be a significant impact on the income statement related to a derivative that is supposed to minimize risk associated with the CMEC.

On January 27, 2005 in accordance with Decree-Law 240/2004 of 27 December, the EDP Group signed early termination contracts for power purchase agreements (“PPAs”) related to the binding electricity production plants. The termination agreements’ effects are suspended until a set of conditions is met – which includes the launch of the spot market that assures the sales of generated electric energy and the attribution of non-binding production licenses (MIBEL). The referred decree-law and Regulation (Declaração de Retificação) nº1 – A/2005 established that the owners of PPAs have the right to receive an amount for the early termination of those arrangements (CMEC).

CMEC will be received when the MIBEL starts operating and its fair value will be fixed based on the interest rate for governmental bonds issued by Portuguese state at that specific date. In this regard, the fair value of the amounts receivable under CMEC is exposed to interest rate risk.

In light of the interest rate risk, EDP decided to contract an interest rate swap (IRS) to minimize the exposure to interest rate risk. For accounting purposes, this transaction did not comply with the minimum requirements to apply hedge accounting, namely cash-flow hedge for forecast transaction. The forecast transaction (CMEC) did not occur by the end of the originally specified time period (as documented by EDP) or within an additional two-month period of time thereafter. Accordingly, the related IRS was treated as trading derivative for accounting purposes.

On page F–11, EDP disclosed the financial risk management policies in compliance with the requirements of IAS 32. IFRS 7 is effective for annual periods beginning on or after January 1, 2007 and EDP Group did not apply IFRS 7 in an earlier period, consequently EDP did not apply IFRS 7 for 2005.

During the first half of 2006, EDP closed the referred IRS, which as a result of the increase in the market interest rates resulted in a gain in earnings for 2006.

U.S. Securities and Exchange Commission

February 21, 2007

Note 48. Reconciliation to accounting principles generally accepted in the United States of America, page F-64

C) Power Purchase Agreements, Page F-64

13.	Please explain to us why the early termination agreements did not necessitate the need to reevaluate the power contracts under SFAS no. 13. Please be detailed in your response. In substance, the provisions of the lease were changed irrespective of the contingency to develop a spot market.

EDP Group entered into several PPAs, which are treated as leases under US GAAP. The evaluation of whether an arrangement contains a lease within the scope of Statement 13 and EITF 01-8 is based on the substance of the arrangements. Those agreements, although not nominally identified as leases, meet the definition stated in the referred statements, that a lease transfers substantially all of the benefits and risks related to the property to the lessee. In substance, those contracts explicitly identified the group of assets (power plants) under which EDP produces power exclusively to be provided to the lessee and cannot use any other power plant to supply the referred power to the referred lessee. Additionally, those contracts convey the right to use those power plants and require that the total production is acquired by a single buyer, REN, the entity which is the lessee.

PPAs are considered as capital leases under US GAAP, due to the fact that these contracts transfer the risks and the rewards of the usage to the lessee during the period of the lease term and transfer the ownership of the property to the lessee at the end of the lease term and the lease terms are the same as the useful lives of the power plants.

On January 27, 2005 in accordance with Decree-Law 240/2004 of 27 December, the EDP Group signed early termination contracts for PPAs related to the binding electricity production plants. As determined by the above mentioned Decree-Law, the early termination of the agreements is suspended until the beginning of an active electricity exchange market to be formally announced by the Portuguese Government. The effect of this suspending clause was that during 2005 the PPAs were still in place. For the purpose of the reassessment of the arrangements, as determined by EITF 01-8, EDP considered that the suspenseful condition included in the termination contracts was not met nor was expected to be met in the short term. In fact, until the end of the first half of 2006 none of the conditions that needed to be fulfilled to implement an active electricity market were met.

Therefore, EDP determined that until the majority of the conditions that needed to be fulfilled to implement an active market are met or substantially met, the PPAs would still be in place. If and when the conditions allow for the effective termination of PPAs, under US GAAP another reassessment will be performed and the related assets (power plants) will be accounted in EDP’s consolidated financial statements as tangible fixed assets and amortized on straight-line basis at the rates which reflect their economic useful lives.

U.S. Securities and Exchange Commission

February 21, 2007

Proportionate Consolidation, page F-77

14.	Please note that the financial information presented in Note 17 regarding certain entities which are proportionally consolidated does not meet the requirements of Item 17(c)2(vii) of Form 20-F. In this regard, the disclosure should be sufficient to construct a US GAAP classified balance sheet which includes current and non-current assets and liabilities. Furthermore, cash flow information resulting from operating, financing, and investing activities should be presented. Please revise future filings accordingly.

EDP notes the Staff’s comment and will enhance the disclosure of entities which are proportionally consolidated in accordance with the requirements of Item 17(c) 2(vii) of Form 20-F, as requested, in future filings.

*    *    *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 21, 2007

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robin M. Bergen or John P. McGill of Cleary Gottlieb Steen & Hamilton LLP at 202-974-1514 or 202-974-1625, respectively.

Sincerely,

/s/ António Mexia
António Mexia
Chief Executive Officer